Exhibit 99.1

Alibaba to Invest RMB380 billion in AI and Cloud Infrastructure Over Next Three Years

Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba” or “Alibaba Group”) announced plans to invest at least RMB380 billion (US$53 billion) over the next three years to advance its cloud computing and AI infrastructure, reinforcing its commitment to long-term technological innovation and underscoring the company’s focus on AI-driven growth and its role as a leading global cloud provider.

February 24, 2025

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. Statements that are not historical facts, including statements about Alibaba’s strategies and investment plans, and Alibaba’s beliefs, expectations and guidance regarding the growth of its business and the market it operates in, are or contain forward-looking statements. Alibaba Group may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of the Hong Kong Stock Exchange Limited, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In particular, Alibaba’s ability to compete, innovate and maintain or grow its business, risks associated with sustained investments in Alibaba’s businesses, fluctuations in general economic and business conditions in China and globally, uncertainties arising from competition among countries and geopolitical tensions and assumptions underlying or related to any of the foregoing, are subject to uncertainties. All information provided in this announcement is as of the date of this announcement and are based on assumptions that Alibaba Group believes to be reasonable as of this date, and Alibaba Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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